

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2011

<u>Via Facsimile to Thomas E. Puzzo, Esq.</u>
Ms. Filomena Gencarelli
President and Chief Executive Officer
Penola Inc.
492 Gilbert Road
West Preston, Victoria 3072
Australia

> **Re: Penola Inc.**
> **Registration Statement on Form S-1**
> **Filed July 13, 2011**
> **File No. 333-175529**

Dear Ms. Gencarelli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2.	Please monitor the need to update your financial statements in accordance with Item 8-08 of Regulation S-X.

3.	Please file all omitted exhibits, including without limitation the consent of Gregory Curnow (Exhibit 23.3). Once you file all the omitted items, we may have additional comments. Ensure that you allow sufficient time for our review in each case.

4.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

5.	Insofar as Ms. Gencarelli serves as your sole officer, director and stockholder, please disclose whether Ms. Gencarelli or any others participating in the preparation of the registration statement have personally visited the Halls Creek Property, and if so, disclose when such visit(s) took place. If there have been no such visits, provide appropriate risk factors disclosure in that regard.

6.	Explain to us in necessary detail each of the following items:
	- who prepared the registration statement;
	- what basis the preparer had or source(s) upon which he or she relied in drafting the prospectus, and clarify the source of statements like "[w]ith a major fault splay passing through the license and a large portion of the contact between the Biscay volcanics and the Olympio Formation also being included in the license…the area the potential for discovery in the area is high" (page 20);
	- who formulated the initial exploration program described at pages 21-22;
	- how Ms. Gencarelli met Mr. Puzzo and Mr. Curnow; and
	- why Ms. Gencarelli selected the Halls Creek Property.

	We may have additional comments based on your responses.

7.	As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations have resulted in the change of the business initially described in the prospectus as filed with the Commission by the start-up company. If true, and with a view toward disclosure, confirm to us that Ms. Gencarelli did not found Penola Inc. at least in part due to her plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that she has no such present intention, if true.

8.	If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

- Ms. Gencarelli;
- named legal counsel; and
- any others who participated in the preparation of the prospectus disclosure.

9. If anyone identified in the immediately preceding comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the particulars to us in necessary detail. In this regard, please tell us the specific experience Ms. Gencarelli has had in providing advisory services for the structuring of mining resource companies. We may have additional comments.

10. In the table on page 30, you refer to "Mr. Filomena Gencarelli." Elsewhere in the filing you indicate that this individual is female. Similarly, you simultaneously refer to the consulting geologist as "Mr. Curnow" and "Ms. Curnow" on page 17. Please make any necessary revisions.

Our Company, page 3

11. Please disclose in one of the first paragraphs of this section the amount of additional capital that you will need to raise in order to achieve your goals and objectives for the next 12 months, to commence your proposed two-phase exploration program on the Halls Creek Property, and to implement your business plan. Also disclose, if true, that you have taken no concrete steps to implement your business plan. Finally, disclose here that you will require additional funding to commence Phase 1 work on the prospects, and that you have no current plans on how to raise the additional funding.

12. We note the disclosure on page 21 that yearly maintenance fees of $10,605 are payable to the Department of Mines and Petroleum Western Australia. Please clarify whether these yearly fees are payable by you, and if so, please also disclose this fact in this section.

13. Disclose in this section that you have not generated any revenues since inception, and your accumulated losses as of a recent date.

14. Please clarify what minerals or types of minerals you intend to explore on the Halls Creek Property.

Risk Factors, page 5

We May Require Additional Funds…, page 5

15.   You state here that you anticipate that your current cash of $21,737 will be sufficient to complete the first phase of any initial exploration program of any mining claim. The table on page 21 indicates, however, that you will need $25,300 to complete phase 1. In addition, you disclose on page 25 that you will require additional funding to commence Phase 1 work on the prospects, and that you have no current plans on how to raise the additional funding. Please reconcile your disclosures.

Since Our Sole Officer and Director Has the Ability to be Employed by or Consult
for Other Companies…, page 7

16.   Please also disclose in this risk factor that you have no compensation agreement with Ms. Gencarelli. Discuss the risk that Ms. Gencarelli will have little or no incentive to devote time or energy to your operations.

Description of Business, page 16

17.   Please explain in detail the basis of the cost estimates provided in the tables on page 21-22. Explain whether the costs will be differ depending on the minerals you find in phase 1, and if so, how.

Liquidity and Capital Resources, page 26

18.   Please disclose how long you will be able to remain operational with your cash and other capital resources on hand. In this regard, we note that you have $21,737 cash on hand, and that you anticipate spending $11,000 for your accounting and auditing requirements and $10,000 for legal costs over the next twelve months.

Engineering Comments

Risk Factors, page 4

19.   Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your

operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief